SO 3/11/04

UN
SECURITIES AN
Washi.

04004856

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RECEIVED FEB 27 2004 SEC MAIL PROCESSING WASH. D.C. SECTION 158

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 50745

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BNP PARIBAS Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 S. Biscayne Blvd. Suite 1800
(No. and Street)

Miami (City) Florida (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gabriel Duarte 305-539-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhousecoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Ave. of the AMericas (Address) NY (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 19 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Everardo Vidaurri, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BNP Paribas, as of Dec., 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EVELYNE BOYER
MY COMMISSION # DD 032164
EXPIRES: September 15, 2005
Bonded Thru Notary Public Underwriters

Notary Public

Signature

Title

Chief Executive Officer

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BNP Paribas Investment Services, LLC

(A wholly-owned subsidiary of BNP PARIBAS)

Financial Statements and
Supplementary Schedules
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and
Members of BNP Paribas Investment Services, LLC

In our opinion, the accompanying statement of financial condition and the related statements of income, changes in members' equity and of cash flows present fairly, in all material respects, the financial position of BNP Paribas Investment Services, LLC (the "Company") at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 4, 2004

BNP Paribas Investment Services, LLC
(A wholly-owned subsidiary of BNP PARIBAS)
Statement of Financial Condition
December 31, 2003

Assets

Cash and cash equivalents	$ 2,293,883
Securities purchased under agreements to resell	7,000,000
Receivable from affiliates	269,780
Furniture and computer equipment (at cost, net of accumulated depreciation of $63,588)	20,324
Prepaid expenses and other assets	114,082
Total assets	$ 9,698,069

Liabilities and Members' Equity

Payable to affiliates	$ 498,982
Accrued expenses	213,451
Total liabilities	712,433
Members' equity:	
Membership certificates	16,000,000
Accumulated deficit	(7,014,364)
Total members' equity	8,985,636
Total liabilities and members' equity	$ 9,698,069

The accompanying notes are an integral part of these financial statements.

BNP Paribas Investment Services, LLC
(A wholly-owned subsidiary of BNP PARIBAS)
Statement of Income
For the Year Ended December 31, 2003

Revenue:	
Commissions and brokerage fees (Notes 2 and 3)	$ 736,394
Riskless principal trading (Note 2)	2,470,839
Interest (Note 3)	130,683
Administrative and other services fees (Note 2)	657,443
Other (Note 3)	525,754
Total revenue	4,521,113
Expenses:	
Commission and brokerage fees (Notes 2 and 3)	343,187
Salaries and benefits	679,893
Communications and data processing	65,276
Rent and occupancy	27,119
Travel and entertainment	35,480
Management fees (Note 3)	1,956,530
Other operating expenses	268,815
Total expenses	3,376,300
Net income	$ 1,144,813

The accompanying notes are an integral part of these financial statements.

BNP Paribas Investment Services, LLC
(A wholly-owned subsidiary of BNP PARIBAS)
Statement of Changes in Members' Equity
For the Year Ended December 31, 2003

	Membership Certificates	Accumulated Deficit	Total
Members' equity at January 1, 2003	$ 16,000,000	$ (8,159,177)	$ 7,840,823
Net Income	-	1,144,813	1,144,813
Members' equity at December 31, 2003	$ 16,000,000	$ (7,014,364)	$ 8,985,636

The accompanying notes are an integral part of these financial statements.

BNP Paribas Investment Services, LLC
(A wholly-owned subsidiary of BNP PARIBAS)
Statement of Cash Flows
For the Year Ended December 31, 2003

Cash flows from operating activities:	
Net Income	$ 1,144,813
Adjustment to reconcile net income to net cash provided by operating activities:	
Depreciation	21,504
Changes in operating assets and liabilities:	
Increase in receivable from affiliates	(25,117)
Increase in prepaid expenses and other assets	(86,038)
Increase in payable to affiliates	408,690
Increase in accrued expenses	77,951
Net cash provided by operating activities	1,541,803
Increase in cash and cash equivalents for the year	1,541,803
Cash and cash equivalents, beginning of year	752,080
Cash and cash equivalents, end of year	$ 2,293,883
Supplemental cash flow disclosures:	
Cash paid during the year for interest and income taxes	$ -

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

BNP Paribas Investment Services, LLC (the "Company") is a Delaware limited liability corporation whose members consist of BNP Paribas ("BNP" or "the Parent") (96.75%-owned) and French American Banking Corporation (3.25%-owned), a wholly-owned subsidiary of the Parent. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company is engaged in introducing transactions and accounts of customers and clears all of its transactions on a fully disclosed basis through an affiliated entity, BNP Paribas Brokerage Services, Inc. ("the Clearing Broker), a registered broker-dealer. The Company is authorized under a NASD membership agreement to engage in several types of services including executing principal and agency transactions for other affiliated entities and direct retail clients, primarily high net worth individuals. All clients are fully disclosed to the affiliated registered broker-dealer. The Company's principal office is in Miami, Florida.

2. Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The following is a summary of significant accounting policies.

Resale agreements

Securities purchased under agreement to resell ("reverse repos") are treated as collateralized financing transactions and are carried at the amounts at which the securities were initially acquired. Interest income is accrued ratably over the life of each agreement. It is the Company's policy to take possession of securities purchased under agreements to resell. The Company monitors the market value of the underlying securities, which are U.S. Government and agency securities, as compared to the related receivable plus accrued interest and, as necessary, requests additional collateral.

Commissions and trading

Commissions and brokerage fee revenues and related expenses and riskless principal trading revenue are recorded on a trade date basis.

Administrative and other services fees

The Company provides certain administrative services to its customers. For such services, the Company receives a fee based on the net assets of the respective customers' account. These fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract. In addition, the Company earned commissions on the sale of various investment products offered and issued by an affiliate.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of furniture and computer equipment, generally three to five years.

Income taxes
The Company is treated as a partnership for federal, state and local income tax purposes. All taxable items of income, expense, gain and loss pass through the partnership to the individual members. For this reason the Company does not accrue for income taxes.

3. Related Parties

The Company transacts its securities business with affiliated companies. A summary of significant transactions is as follows:

(a) The Company clears all of its securities transactions on a fully disclosed basis through the Clearing Broker. The Company is charged for the clearance and settlement of these transactions. For the year-ended December 31, 2003, the Company incurred costs of $343,187 for these services. For transactions cleared through the Clearing Broker, the Company earned $3,207,233 in commissions and brokerage fees and riskless principal trading revenue. At December 31, 2003, receivable from affiliates of $242,143 was due from the Clearing Broker.

(b) The Company from time to time enters into reverse repos with affiliates. Interest received from affiliates during the year on reverse repo transactions was $122,376. Interest receivable from affiliates was $7,019 at December 31, 2003. At December 31, 2003 there was an outstanding reverse repurchase agreement of $7,000,000 with an affiliate. At December 31, 2003, the Company also maintained two cash accounts and a certificate of deposit with balances of $2,174,883 and $119,000, respectively, with affiliates.

(c) The Company is charged for administrative duties performed by affiliates. The amount of management fees charged in the statement of operations was $1,956,530. At December 31, 2003, payable to affiliates of $498,982 represented amounts due to affiliates for these administrative duties.

(d) The Company earned commissions on the sale of various investment products offered and issued by an affiliate. For the year-ended December 31, 2003, the company earned $237,254 in commissions from the sale of certificates of deposits and had receivable due from affiliates for these commissions of $20,618.

4. Employee Benefit Plans

The Company's employees participate in various plans sponsored by the Parent.

The Parent maintains a 401(k) profit-sharing plan (the "Plan") covering substantially all of the employees of the Company. The Company's contributions to the Plan are based upon a percentage of employees' contributions. Contribution expense is determined by an intercompany charge from the Parent. The Company was not charged an expense in 2003 as these costs were borne by an affiliate.

Noncontributory defined benefit pension plans cover employees of the Company. There is no separate plan solely for the employees of the Company and pension expense is determined by an

intercompany charge from the Parent. The Company was allocated $16,235 in 2003, which represents the Company's portion of the expense.

5. Financial Instruments

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair value, or at carrying amounts that approximate fair values because of the short maturity of the instruments. The Company's financial instruments at December 31, 2003 consisted primarily of reverse repo transactions, receivables and payables from / to affiliates and accrued expenses.

Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

The Company clears all of its securities transactions through its affiliated Clearing Broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2003, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

A customer's unsettled trades may ultimately expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contractual obligations. The Company and its affiliate seek to control the risk associated with its customer activities by making credit inquiries when establishing customer relationships and by monitoring customer trading activity.

Credit risk is the amount of accounting loss the Company would incur if a customer failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations for the Company are performed by its affiliated Cearing Broker pursuant to a clearance agreement. The affiliated Clearing Broker reviews as considered necessary, the creditworthiness of the customers with which the Company conducts business. The Company's exposure to credit risk is associated with the nonperformance by customers in fulfilling their contractual obligations pursuant to securities transactions which can be directly affected by volatile securities markets, credit markets and regulatory changes.

6. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934. Under the alternative method, the required net capital, as defined, shall not be less than the greater of 2% of aggregate debits or $250,000. At December 31, 2003, the Company had net capital of $8,060,198, which was $7,810,198 in excess of the required net capital.

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP PARIBAS)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2003 **Supplementary Schedule I**

Net Capital

Total members' equity	$ 8,985,636
Total capital	8,985,636
Deducations and/or charges:	
Non allowable assets:	
Nonoperating cash at affiliate	711,451
Furniture, equipment and leasehold improvements, net	20,324
Other assets	193,663
Total deductions and/or charges	925,438
Net capital	$ 8,060,198
Computation of Alternative Net Capital Requirement	
Alternative minimum net capital requirement (the greater of 2% of aggregate debits or $250,000. At December 31, 2003, the Company had no aggregate debits).	$ 250,000
Excess net capital	$ 7,810,198

No material differences exist between the above computation and the computation prepared by the Company and included in the Company's December 31, 2003 unaudited FOCUS Report filing dated January 27, 2004.

BNP Paribas Investment Services, LLC

(A wholly owned subsidiary of BNP PARIBAS)

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2003 **Supplementary Schedule II**

The Company is exempt from Rule 15c3-3 pursuant to subparagraph (k)(2)(ii) of the Rule.

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors and
Members of BNP Paribas Investment Services, LLC

In planning and performing our audit of the financial statements and supplemental schedules of BNP Paribas Investment Services, LLC (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exceptive provisions of Rule 15c3-3.
3. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 4, 2004